Filed by First Quantum Minerals Limited pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Inmet Mining Corporation

Commission file number: N/A

FIRST QUANTUM MINERALS LTD. Global Diversified An Opportunity to Create a A Combination of First Quantum and Inmet of First Quantum New Leader in Global Copper December 2012

FIRST QUANTUM MINERALS LTD. Cautionary Statement [Graphic Appears Here] Certain statements and information contained in this presentation, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the anticipated commencement, completion and terms of the proposed offer and the anticipated strategic and operational benefits of the offer. Often, but not always, forward-looking statements or information can be identified by the use of words such as _plans_, _expects_ or _does not expect_, _is expected_, _budget_, _scheduled_, _estimates_, _forecasts_, _intends_, _projects_, _anticipates_ or _does not anticipate_ or _believes_ or variations of such words and phrases or statements that certain actions, events or results _may_, _could_, _would_, _might_ or _will_ be taken, occur or be achieved. With respect to forward-looking statements and information contained in this presentation, First Quantum has made numerous assumptions including among other things, assumptions about the price of copper, gold, cobalt, nickel, PGE, and sulphuric acid, anticipated costs and expenditures, and First Quantum's ability to achieve its goals. Although management of First Quantum believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that a forward-looking statement or information herein will prove to be accurate. Forward-looking statements and information by their nature involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. These risks, uncertainties and other factors include, but are not limited to, uncertainties surrounding the ability to realize operational synergies following completion of the offer, reliance on Inmet_s publicly available information which may not fully identify all risks related to its performance, success in integrating the retail distribution systems, and the integration of supply chain management processes, future production volumes and costs, costs for inputs such as oil, power and sulphur, political stability in Zambia, Peru, Mauritania, Finland, Turkey, Spain, Panama and Australia, adverse weather conditions in any of the foregoing countries, labor disruptions, mechanical failures, water supply, procurement and delivery of parts and supplies to the operations and the production of off-spec material. See First Quantum_s annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors, many of which are beyond the control of First Quantum, that might cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. While First Quantum may elect to update the forward-looking statements at any time, First Quantum does not undertake to update them at any particular time or in response to any particular event, other than as may be required by applicable securities laws. Investors and others should not assume that any forward-looking statement contained in this presentation represents management's estimate as of any date other than the date of this presentation. This presentation does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of First Quantum or Inmet. Such an offer may only be made pursuant to an offer and takeover bid circular First Quantum intends to file with the Canadian securities regulators and pursuant to registration or qualification under the securities laws of any other such jurisdiction. First Quantum intends to file with the U.S. Securities and Exchange Commission (the _SEC_) a Registration Statement on Form F-80 which will include the offer and takeover bid circular. Investors and security holders are urged to read the offer and takeover bid circular regarding the proposed transaction referred to in these documents when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the offer and takeover bid circular, when they become available and certain other offer documents filed by First Quantum with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC and SEC_s website at www.sec.gov. Copies of any such documents may be obtained free of charge upon request made to the corporate secretary of First Quantum at Tennyson House, 159-165 Great Portland Street, London, W1W 5PA, England. In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates disclosed herein have been prepared in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects ("NI 43-101"), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves Definitions and Guidelines" (the "CIM Guidelines"). The terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" are recognized by Canadian securities regulatory authorities, however, they may not be recognized by the securities regulatory authorities of other jurisdictions. Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered. Note: all dollar amounts in US dollars unless otherwise indicated; C$ indicates Canadian dollars 2

FIRST QUANTUM MINERALS LTD. Unique Value Proposition for Inmet Shareholders

FIRST QUANTUM MINERALS LTD. A Highly Attractive Offer for Inmet Shareholders [Graphic Appears Here] l C$72.00 per Inmet share, implying a total equity purchase consideration of approximately C$5.1 billion1 l Each Inmet shareholder will have the option to elect to receive consideration per Inmet share of: n C$72.00 in cash, or The Offer n 3.2962 First Quantum shares plus C$0.01, or n A mix of C$36.00 in cash plus 1.6484 First Quantum shares l Aggregate consideration mix of approximately 50% in cash and 50% in First Quantum shares, subject to a maximum cash consideration of approximately C$2.5 billion and a maximum number of First Quantum shares issued of approximately 115.9 million l A premium of 65% to Inmet_s underlying equity value as of 23 November 2012, excluding net cash of C$1.9 Premiums billion (or C$26 per share) on Inmet_s balance sheet l Recently-adopted Inmet shareholder rights plan not adversely affecting the Offer l Other customary conditions for a transaction of this nature l Offer will not be subject to any financing condition or First Quantum shareholder approval Key Conditions l Minimum tender of 66-2/3% of Inmet_s shares outstanding (on a fully diluted basis) l No due diligence condition; additional benefits can be identified to the advantage of all shareholders if given access to Cobre Panama l The offer and circular will be mailed to Inmet shareholders and filed with the Canadian Securities Regulators Timing shortly following receipt of lists of Inmet shareholders (anticipated mailing date of early January 2013) (1) Calculated based on First Quantum_s closing share price as of 23 November 2012, the last trading day before the most recent friendly approach to Inmet management 4

FIRST QUANTUM MINERALS LTD. Unique Value Proposition for Inmet Shareholders [Graphic Appears Here] l Opportunity to realize immediate cash value at a substantial premium l Opportunity to increase copper exposure and participate in significant upside value resulting from the combination through continued ownership of an exceptionally attractive and fast growing company l Opportunity to leverage First Quantum_s operational expertise with the development of Cobre Panama l The Offer to Inmet shareholders represents a significant premium of 65% to Inmet_s underlying equity value of C$28 / share on the basis of paying a dollar for dollar for its net cash currently on balance sheet which is equivalent to C$26 / share Source: Bloomberg (1) Last trading day before the most recent friendly approach to Inmet management (2) Adjusted for C$1.9 billion (or C$26 per share) net cash on Inmet_s balance sheet As of 23 November 20121 C$ / Share Offer to Inmet: C$72 / share 80 70 65% 35% 33% 60 50 Net cash per share 40 of C$26 30 20 10 0 Spot Share Price 30-day VWAP Spot Share Price Adjusted for Net Cash2 5

FIRST QUANTUM MINERALS LTD. Attractive Premium for Inmet Shareholders Offer to Inmet: C$72 / share C$ / Share 80 107% 91% 58% 65% 73% Premium to Inmet_s Underlying Equity Value1 70 60 50 40 30 30-day VWAP Spot Share Price Spot Share Price Spot Share Price Day Spot Share Price at Before First Day Before First at Leak4 Before Second Approach5 Inmet Announcement Approach 2 Approach 3 of Approach 6 Source: Bloomberg (1) Adjusted for C$1.9 billion (or C$26 per share) net cash on Inmet_s balance sheet (2) C$48.66 as of 26 October 2012, the last trading day before First Quantum_s initial friendly approach to Inmet Management (3) C$50.45 as of 26 October 2012, the last trading day before First Quantum_s initial friendly approach to Inmet Management (4) C$55.31 as of 9 November 2012, the last trading day before media rumours surrounding the approach (5) C$54.05 as of 23 November 2012, the last trading day before First Quantum_s second friendly approach to Inmet Management (6) C$52.80 as of 27 November 2012, the last trading day before Inmet_s announcement of First Quantum_s friendly approach to Inmet Management 6

FIRST QUANTUM MINERALS LTD. A Strategic Opportunity for First Quantum Shareholders [Graphic Appears Here] l An opportunity that is at the heart of the First Quantum_s core competency _ project development in a new frontier l Confident that First Quantum can add substantial value via an in-house development approach, to create benefits for both Inmet and First Quantum shareholders l Further global diversification, creating a truly global copper player [Graphic Appears Here] Three additional producing assets in OECD countries l Adds a further world class copper project to the development pipeline l Creates opportunity for First Quantum_s future growth in the near and long terml Benefits of scale Lower cost of capital Potential re-rating of the combined group, translating into a higher trading multiple 7

FIRST QUANTUM MINERALS LTD. [Graphic Appears Here] A Highly Strategic Proposal

FIRST QUANTUM MINERALS LTD. Compelling Value Creating Proposal l Robust portfolio of industry leading, low-cost, long-life profitable assets in key strategic locations l Highly attractive portfolio of world class development projects l Proven track record of delivering large scale projects on time and on budget, at fraction of industry average capital cost l High growth copper story with strong market following [Graphic Appears Here] l Low cost, stable operating assets throughout Europel Significant copper producer with long-term potential through Cobre Panama Project l Highly respected experienced operational team DELIVERY A New Global Leader in Copper Forecast Copper Production of 1.3 Mt by 20181 (1) Source: BrookHunt 9

FIRST QUANTUM MINERALS LTD. Creation of Premier Globally Diversified Base Metals Company [Graphic Appears Here] Inmet Solid platform of diverse, First Quantum producing mines Las Cruces, Spain (100%) Unmatched Portfolio of World Class Development Projects lLTM Cu Production: 64.5 kt Cobre Panama, Panama (80%) Pyhasalmi, Finland (100%) lLOM Avg. Production: 266 kt Cu lLTM Cu Production: 12.8 kt lLTM Zn Production: 22.7 kt Copper Smelter, Zambia (100%) Çayeli, Turkey (100%) lCapacity of 1.2 Mtpa of copper concentrate lLTM Cu Production: 33.0 kt lLTM Zn Production: 40.8 kt Kansanshi Expansion, Zambia (80%) Kevitsa, Finland (100%)1 lIncrease Capacity to 400 kt Cu lLTM Cu Production: 4.6 kt lLTM Ni Production: 2.0 kt Haquira, Peru (100%) Guelb Moghrein, Mauritania (100%)l3.3 Mt Cu and 0.6 Moz Au contained in Measured and Indicated resources lLTM Cu Production: 34.8 kt l2.1 Mt Cu and 0.3 Moz Au contained in lLTM Au Production: 57.7 koz Inferred resources Trident, Zambia (100%) Kansanshi, Zambia (80%) lIncludes Sentinel (copper) and Enterprise lLTM Cu Production: 250.1 kt (nickel) projects lLTM Au Production: 120.2 koz Sentinel Ravensthorpe, Australia (100%)2lLOM Avg. Production: 270 _ 300 kt Cu lLTM Ni Production: 30.3 kt Enterprise lLOM Avg. Production: 38 _ 60 kt Ni Premier base metals company with a portfolio of world class assets in 8 countries across 4 continents Source: Company Information (1) Commercial production achieved on August 18, 2012 (2) Commercial production achieved on December 28, 2011 10

FIRST QUANTUM MINERALS LTD. Globally Diversified Across Established & New Mining Jurisdictions Australia Australia 6% Americas 8% Americas 9% 16% Americas 35% Europe Africa 16% 49% Europe Africa 65% 67% Europe 29% 1 Mtpa1 300 Ktpa1 1.3 Mtpa Source: Broker Research (gross asset value by geography) (1) 2018E Copper production. Source: BrookHunt 11

FIRST QUANTUM MINERALS LTD. Focused on Copper [Graphic Appears Here] Leading Copper Growth with a Clear Path to Production in Excess of 1.3 Million Tonnes of Copper 2018E Copper Production, Mt 1.8 1.5 1.5 1.3 1.2 1.0 0.9 0.8 0.8 0.6 0.5 0.5 0.5 0.4 0.4 McMoRan Xstrata Codelco Billiton Quantum Copper American KGHM Kazakhmys Resources Vale Antofagasta Norilsk + Inmet Rio Tinto Glencore Quantum Southern Freeport—BHP First Anglo Teck First Source: BrookHunt 0.3 Inmet 12

FIRST QUANTUM MINERALS LTD. Leading Growth Profile 2012E _ 2018E Cu Production Growth CAGR First Quantum 26.2% First Quantum + Inmet 24.1% Inmet 18.6% Kazakhmys 10.0% Southern Copper 6.4% Teck Resources 5.6% KGHM 5.5% Vale 5.4% Glencore Xstrata 5.4% Rio Tinto 5.1% Freeport-McMoRan 4.4% Norilsk 1.2% Anglo American 0.5% BHP Billiton (0.1)% Antofagasta (0.5)% Codelco (3.4)% Source: BrookHunt 13

FIRST QUANTUM MINERALS LTD. First Quantum_s Approach to Cobre Panama

FIRST QUANTUM MINERALS LTD. Opportunity for Substantial Value Creation [Graphic Appears Here] What First Quantum Brings l Unique expertise in project development Continued investment in new projects through the cycle Proven track record with commissioning of five mines in the last ten years, on time and on budget, and at costs well below industry norms Engineering and construction track record based on in-house knowledge and experience l Balanced portfolio of operating assets and development projects supporting robust cash flows and industry-leading growth profile l Industry leading total shareholder return l Strong balance sheet [Graphic Appears Here] Robust financials and cash flow generation to support on-going capital spending 15

FIRST QUANTUM MINERALS LTD. Track Record of Establishing New Frontiers and Extending Boundaries [Graphic Appears Here] l Presence in Zambia since 1996 _ First foreign company to develop a new project in Zambia for 35 years n Now a major copper province hosting major miners including Barrick, Glencore, Vedanta Zambia l Largest copper producer in the country, having successfully developed the Kansanshi mine in 2005l On track to develop the large-scale Sentinel copper and Enterprise nickel project l Accounts for approximately 8 percent of the country's economy l Acquired from BHP for $340 million in 2010 Ravensthorpe l Successfully commissioned by First Quantum, on time and on budget, despite significant capital expenditure and aborted development by previous owner l History of value-added M&A with a focus on projects subsequently brought to production through application of proprietary construction, development and operational expertise M&A n Acquired Kiwara (Sentinel and Enterprise); now worth approximately $2.5 billion1 n Acquired Scandinavia Minerals (Kevitsa); now worth over $1.8 billion1 n Acquired Antares Minerals (Haquira); now worth over $1.0 billion1 (1) Source: Current value based on broker consensus gross asset value estimates 16

FIRST QUANTUM MINERALS LTD. Track Record of Creating Significant Value 119% 4.0 3.8 3.5 3.0 864% 2.5 2.5 208% 2.0 1.8 1.5 127% 1.7 114% 102% 1.0 1.0 0.9 0.7 0.6 0.4 0.4 0.5 0.4 0.3 — Kansanshi Guelb Moghrein Kevitsa1 Trident Ravensthorpe Haquira3 2001 2004 2008 (Sentinel / Enterprise)2 2010 2010 2010 Cost plus Capex Broker Consensus NAV Source: Company Information, Broker Research (1) Acquisition of Scandinavian Minerals (2) Acquisition of Kiwara plc (3) Acquisition of Antares Minerals 17

FIRST QUANTUM MINERALS LTD. First Quantum_s Approach to Projects [Graphic Appears Here] l Maximize in-house work: § Project management § Technical involvement § Procurement, expediting, logistics, shipping § Self perform construction § Own tools and equipment § FQM construction supervision l Define and plan, set contracting strategy early l Identify risks l Leverage existing designs, duplication, standardisationl Maximize commonality of equipment l Efficient construction methodically using experienced teams First Quantum Project Third party By First Quantum1 Traditional Project In-house Third party Source: Company Information (1) Excluding purchases 18

FIRST QUANTUM MINERALS LTD. Unique Project Development Capability _ Significantly Lower Costs than Peers Capital Intensity (US$ / t) Cobre Panama (Inmet) Galeno (Minmetals) Las Bambas (Xstrata) Tampakan (Xstrata) Toromocho (Chinalco) Potential for significant capital Sierra Gorda (KGHM) cost savings by Ministro Mina Hales (Codelco) adopting First Quantum_s approach Oyu Tolgoi (Ivanhoe) to project development Los Bronces (Anglo Amercan) Las Cruces (Inmet) Canariaco (Candente) Guelb Moghrein (First Quantum) Antamina (BHP) Antapaccay (Xstrata) Buenavista DC (Southern Copper) Sentinel (First Quantum) Kansanshi Expansion (First Quantum) Kansanshi (First Quantum) (1) Represents a currently producing First Quantum asset 0 5,000 10,000 15,000 20,000 25,000 30,000 Source: Company Information, Broker Research 19

FIRST QUANTUM MINERALS LTD. First Quantum Delivers [Graphic Appears Here] Delivered Exceeded Project Announced Target Parameter Promised Delivered Target? Expectations? Kansanshi February 2004 Peak Production 130,000 tonnes of copper 244,979 tonnes of copper1 ü ü Peak Production 35,000 ounces of gold 112,286 ounces of gold ü ü Commissioning Late 2004 November 11, 2004 ü First Commercial Early 2005 April 19, 2005 Production ü Guelb Moghrein June 2004 Minimum Copper 30,000 tonnes of copper First full-year production: Production 28,755 tonnes of copper ü Peak production to date: 36,969 tonnes of copper Minimum Gold 50,000 ounces of gold First full-year production: Production 54,161 ounces of gold ü ü Peak production to date: 93,352 ounces of gold Ravensthorpe February 2010 Commissioning H2 2011 First commercial production: December 28, ü ü 2011 Kevitsa November 2009 First Commercial Mid 2012 August 18, 2012 Production ü Or Over Delivers Source: Company Information (1) Delivered Phase 1 production of 130 Ktpa on time and budget, reaching 245 Ktpa in 2009 20

FIRST QUANTUM MINERALS LTD. An Opportunity to Create a Global Leader in Copper

FIRST QUANTUM MINERALS LTD. First Quantum's Three Point Value Proposition [Graphic Appears Here] 1. There is very substantial value that can be delivered by First Quantum stand-alone: l Expected to be one of the world_s leading copper producers by 2018 with substantial free cash flow generation l On cusp of major potential re-rating due to significant production growth in Zambia and geographic diversification with production in Finland, Australia and Mauritania 2. First Quantum offers immediate benefits to Inmet Shareholders l Opportunity to realise premium of 65% to Inmet_s underlying equity value, excluding net cash1 l Potential cost savings in development of Inmet_s flagship Cobre Panama project n De-risking of project execution by applying First Quantum_s unique and proven approach to project development l Stronger and larger platform uniquely positioned to drive development of future large scale projects with cost efficiency and discipline l Lower cost of capital with enhanced credit profile 3. A COMBINED FIRST QUANTUM AND INMET WOULD CREATE A NEW INDUSTRY LEADER IN COPPER (1) Adjusted for C$1.9 billion (or C$26 per share) net cash on Inmet_s balance sheet 22

FIRST QUANTUM MINERALS LTD. First Quantum _ A Track Record of Delivering Value Total Annualised Shareholder Return1 1-Jan-2000 _ 23-Nov-2012 First Quantum 35% Southern Copper 31% Antofagasta 29% Inmet 27% BHP 18% Teck 15% Freeport 13% Rio Tinto 10% Xstrata2 8% Norilsk 3 7% Anglo American 6% Kazakhmys4 5% Source: S&P Capital IQ (1) Based on local currency basis (2) Based on 7-Oct-2002 _ 23-Nov-2012 period (period since listing) (3) Based on 10-Feb-2010 _ 23-Nov-2012 period (period since listing) (4) Based on 7-Oct-2005 _ 23 Nov-2012 period (period since listing) 23

FIRST QUANTUM MINERALS LTD. First Quantum _ A Track Record of Delivering Value Copper Production1, kt 350 Copper Production CAGR December 2005 _ LTM September 2012 Inmet First Quantum Glencore 3 10% 300 First Quantum 24% CAGR Antofagasta 6% 250 Teck 5% 200 Anglo American 1% Freeport 0% 150 Inmet 16% CAGR BHP (0%) 100 Codelco (1%) 50 2005—2011 Global Southern Copper (1%) Mined Copper Production CAGR of 1%2 0 Kazakhmys (5%) 2005 2006 2007 2008 2009 2010 2011 LTM Sep-12 Source: Company Information (1) Excludes discontinued operations (2) Source: Broker research (3) December 2007 _ LTM September 2012 24

FIRST QUANTUM MINERALS LTD. Offer to Inmet Shareholders [Graphic Appears Here] l C$72 per Inmet share, implying a total equity purchase consideration of C$5.1 billion, representing a 65% premium to Inmet's underlying equity value adjusted for net cash1 as of 23 November 2012, the date before initial approach of First Quantum to Inmet 35% and 33% premium to Inmet_s 30-day VWAP and closing share price as of 23 November 2012, respectively l Payable either in cash or in First Quantum shares, subject to an overall consideration mix of 50% cash and 50% First Quantum shares l Potential for additional benefits to be identified to the advantage of all shareholders l A combination of First Quantum and Inmet has extremely compelling financial and strategic logic and would create one of the world_s leading and fastest growing copper producers, with the potential to produce more than 1.3 million tonnes per annum of copper by 2018. l The combined company would be comprised of high quality assets across four continents, including seven low-cost, producing mines and three world class development projects in Sentinel, Haquira and Cobre Panama l Opportunity of combined company to establish itself as a top five copper producer within five years with estimated growth in copper production of 23% per annum over that period, would have substantial annual free cash flow generation and be uniquely positioned to drive the development of future large-scale growth projects with cost efficiency and discipline (1) Adjusted for C$1.9 billion (or C$26 per share) net cash on Inmet_s balance sheet 25